May 18, 2016

Sumeera Younis
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   AFL-CIO Housing Investment Trust
File Nos.: 811-3493, 333-59762 and 2-78066

Dear Ms. Younis:

This letter is in response to your comments regarding the Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy") of the AFL-CIO Housing Investment Trust (herein, "Registrant" or the "Trust"), as filed with the Securities and Exchange Commission (the "Commission") on May 4, 2016.  In order to assist you with the review of this letter, we have included each of your comments below in bold followed by the Trust's response.

Comment No. 1:  Reference to Page 3.  On the Proxy Card, please remove brackets from the date line for the signature.

Response:  The Trust will include this amendment in its Definitive Proxy Filing on Schedule 14A ("Definitive Proxy Filing").

Comment No. 2:  Reference to Page 9, "Why Create an Investment Adviser Subsidiary."  In paragraph two, please clarify whether the expansion of advisory personnel and advisory activities will include third-parties, and discuss how the use of third-parties will benefit shareholders, apart from generating income which is discussed elsewhere.

Response:  The Trust will include this clarification and additional discussion in its Definitive Proxy Filing.

Sumeera Younis
Securities and Exchange Commission
May 18, 2016

Comment No. 3:  Reference to Page 9, "Why Create an Investment Adviser Subsidiary".  In paragraph three, please clarify whether the employees of the Adviser Subsidiary will be the same as the Trust's current employees.

Response:  The Trust will make this clarification in its Definitive Proxy Filing.

Comment No. 4:  In the discussion of Proposal I, please include additional consideration of both the negative and positive factors related to the proposal and the weighing of net benefits.

Response: The Trust will include a more detailed discussion of these factors in its Definitive Proxy Filing.

Comment No. 5:  Reference to Page 10, "Staffing".  In paragraph 1, please clarify which entity would bring on additional staff in the event of Adviser Subsidiary net asset growth.

Response: The Trust will make this clarification in its Definitive Proxy Filing.

Comment No. 6:  Reference to Page 11, "Cost of Operations."  Please detail the impact that formation of the Adviser Subsidiary is projected to have on the Trust's expense ratio.

Response: The Trust will clarify in its Definitive Proxy Filing that it expects no increase in its expense ratio related to the formation and operation of the Adviser Subsidiary.

Comment No. 7: Reference to Page 12, "What Activities will the Investment Adviser Subsidiary Undertake Initially."  Please provide an indication of the dates the Adviser Subsidiary would be formed and would commence operations, subject to Shareholder approval.

Response:  The Trust will indicate the expected dates of formation and commencement of operations in its Definitive Proxy Filing.

Comment No. 8:  Reference to Page 7, "Who Is Entitled to Vote."  Please provide information on the ownership of the Trust by its management and Trustees, as required by Item 403.

Response:  The Trust will clarify in its Definitive Proxy Filing that its management and Trustees have no ownership interest in the Trust.

Comment No. 9:  Reference to "Proposals For 2016 Annual Meeting of Participants".  Please include the expected location for the Trust's 2016 Annual Meeting.

Response:  The Trust will include the expected location for the 2016 Annual Meeting in its Definitive Proxy Filing.

Sumeera Younis
Securities and Exchange Commission
May 18, 2016

Further, in connection with the staff's review of its Preliminary Proxy, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

(a) The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-331-8055.

Very truly yours,

Nicholas C. Milano
General Counsel

cc:       Richard Ravitch
(Chair, Board of Trustees)
Martin E. Lybecker
Mary C. Moynihan
(Perkins Coie LLP)